Exhibit 99.45

July 22, 2025	News Release
OceanaGold Announces Renewal of Share Buyback
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC, OTCQX: OCAND) (“OceanaGold” or the “Company”) announces it has received approval from the Toronto Stock Exchange (“TSX”) to renew its Normal Course Issuer Bid (“NCIB”), permitting the Company to buy back up to approximately 23 million common shares (“Common Shares”), representing a maximum of 10% of the Company’s public float over the next 12 months. As of July 21, 2025, there were a total of 231,121,129 Common Shares issued and outstanding.
The Company believes that the market price of the Common Shares may not, from time to time, fully reflect their value and accordingly the repurchase of its Common Shares would be in the best interest of its shareholders.
Over the prior 12 months under the current NCIB, OceanaGold has repurchased $65 million through the buyback, (6.85 million shares at an average price of C$13.06 per share on a post consolidation basis) with $41 million of the board approved $100 million for the full-year 2025 now completed. The remaining $59 million is expected to be deployed in the second half of 2025 under the renewed NCIB. The increased share repurchase limit provides the Company increased flexibility to continue share buybacks throughout the remainder of 2025 and the first half of 2026.
Gerard Bond, President and Chief Executive Officer of OceanaGold, said “OceanaGold is operating from a position of financial strength, with robust Free Cash Flow generation and a strong balance sheet. In alignment with our disciplined capital allocation framework, we are pleased to announce a renewed NCIB program with an increased repurchase limit. This increased limit allows the Company to continue utilizing the share buyback program to return value to our shareholders while continuing to invest in our growth and exploration projects across the business.”
In connection with the NCIB, the Company has entered into an Automatic Share Purchase Plan (“ASPP”) with a designated broker to allow for the repurchase of Common Shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods.
www.oceanagold.com

The Company has received approval from the TSX, during the 12-month period commencing on July 24, 2025 and ending on or before July 23, 2026, to purchase up to approximately 23 million Common Shares through the facilities of the TSX and alternative Canadian trading systems. Under the terms of the NCIB, the Company may purchase up to a daily maximum of 180,933 Common Shares (being 25% of the average daily trading volume of 723,735 Common Shares for the six-month period ended June 30, 2025, in each case on a post-consolidation basis).
The ASPP will terminate on the earliest of the date on which the: (i) purchase limit under the NCIB has been reached; (ii) NCIB expires; and (iii) ASPP otherwise terminates in accordance with its terms. The ASPP constitutes an “automatic plan” for purposes of applicable Canadian securities legislation and the agreement governing the plan has been pre-cleared by the TSX.
The actual number of Common Shares that may be purchased and the timing of such purchases will be determined by the Company in accordance with applicable laws and the ASPP. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any Common Shares that are purchased under the NCIB will be cancelled.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: +1 604-403-2019
media@oceanagold.com
www.oceanagold.com

Cautionary Statement for Public Release
This press release contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws, which may include, but is not limited to, statements with respect to the amount of and timing for anticipated purchases under the NCIB and the ASPP. All statements other than statements of historical facts included in this press release constitute forward-looking statements. Forward-looking statements and information relate to future performance and reflect the Company’s expectations regarding the generation of Free Cash Flow, execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements. They include, among others, those risk factors identified in the Company’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR+ at www.sedarplus.com under the Company’s name and on the Company’s website. There are no assurances the Company can fulfil forward-looking statements. Such forward-looking statements are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control. Although the Company believes that any forward-looking statements contained in this press release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.
www.oceanagold.com
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